CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”

NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

October 5, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:     Alexandra Barone, Staff Attorney

Kathleen Krebs, Special Counsel

Re:	MCAP Acquisition Corporation

Registration Statement on Form S-4

Filed August 24, 2021

File No. 333-259027

Dear Ms. Barone and Ms. Krebs:

On behalf of MCAP Acquisition Corporation (the “Company”), we are hereby responding to the letter dated September 23, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4 filed on August 24, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. The Company has also filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to 17 C.F.R. §200.83.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

October 5, 2021

Form S-4 filed August 24, 2021

Cover Page

1.	You indicate in the forepart of the proxy statement/prospectus that the business combination transaction will consist of four different mergers. Rather than focus on the mechanics of the business combination transaction, please explain its purpose and effect. Similarly, please explain in plain English the type, amount and value of the transaction consideration and the reasons for the adjustments to the cash consideration.

Response: The Company has revised the disclosure on the cover page of the prospectus in the Amended Registration Statement as requested.

Summary of the Proxy Statement/Prospectus

Proposal No. 1: The Business Combination Proposal, page 5

2.	In light of the number of mergers and parties to the business combination agreement, please provide diagrams depicting the organizational structure of MCAP and AdTheorent before and after the business combination. Include in the post-combination organization diagram of MCAP the percentage ownership of each material group of shareholders assuming both no redemptions and maximum redemptions.

Response: The Company has revised the disclosure to include the requested diagrams depicting the organizational structure of MCAP and AdTheorent before and after the business combination beginning on page 7 of the Amended Registration Statement.

3.	Please summarize the Member Support Agreement and the Sponsor Support Agreement.

Response: The Company has revised the disclosure beginning on page 6 of the Amended Registration Statement as requested.

4.	Please discuss the conditions to the business combination that there be Aggregate Cash Consideration of at least $140 million and Available Cash of $258.125. Consider providing a table showing the sources and uses of funding for the business combination assuming no redemptions and maximum redemptions.

Response: The Company has revised the disclosure on page 5 and beginning on page 95 of the Amended Registration Statement as requested.

5.	Disclose if MCAP’s Sponsor, directors, officers or their affiliates will participate in the PIPE investment.

Response: The Company has revised the disclosure on page 7 of the Amended Registration Statement as requested.

October 5, 2021

Questions and Answers About the Business Combination

What vote is required to approve the Stockholder Proposals?, page 13

6.	In light of the vote requirement for approval of the proposals, please discuss how the voting requirement and the various agreements for the Sponsor, executive officers and directors of MCAP, as well as certain investors who purchased 4.1 million MCAP units in the MCAP IPO, to vote in favor of the business combination make it more likely that the business combination will be approved. For example, disclose the amount and percentage of shares not subject to these voting agreements that would be required to approve the business combination proposal if all MCAP shares are present or only a quorum of MCAP shares are present.

Response: The Company has revised the disclosure beginning on page 17 of the Amended Registration Statement as requested.

What equity stake will current MCAP stockholders and AdTheorent Stockholders have in the Post-Combination Company after the Closing?, page 14

7.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and convertible securities, such as warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. If you present a maximum redemption scenario here based on the maximum number of redemptions that may occur without a shortfall of cash while still satisfying the conditions to the Business Combination, please explain why this is appropriate when there are no limitations on the maximum number of redemptions. Explain whether the conditions that define the maximum redemption level can be waived or satisfied in another manner.

Response: The Company has revised the disclosure beginning on page 19 and beginning on page 34 of the Amended Registration Statement as requested.

October 5, 2021

8.	Please separately disclose the equity ownership to be held by H.I.G.

Response: The Company has revised the disclosure on page 19 of the Amended Registration Statement as requested.

Summary Historical Consolidated Financial Information of AdTheorent

Other Key Operating and Financial Performance Metrics, page 26

9.	Your presentation of Revenue less Traffic Acquisition Costs (TAC) excludes certain costs incurred to execute customer campaigns. This measure appears to substitute individually tailored revenue recognition methods for those of GAAP and does not comply with Question 100.04 of the Non-GAAP C&DIs and Rule 100(b) of Regulation G. Please revise. To the extent you choose to provide a non-GAAP contribution margin measure instead, ensure that you reconcile such measure to GAAP gross profit and do not refer to it as a “revenue” non-GAAP measure. Also, ensure that you present the comparable GAAP measure with equal or greater prominence wherever you present such measure. Similar revisions should be made to your Revenue less TAC as a percentage of revenue measure.

Response: The Company has revised the disclosure throughout the Amended Registration Statement, including beginning on page 31 as requested.

Risks Related to AdTheorent’s Business

AdTheorent may have long sales cycles..., page 41

10.	Please disclose the average length of AdTheorent’s sales cycle.

Response: The Company has revised the disclosure on page 48 of the Amended Registration Statement as requested.

Our Proposed Certificate of Incorporation will provide..., page 73

11.	Please reconcile your exclusive forum provision disclosures on pages 57 and 73. Specifically, please clarify which provision will be included in the Post-Combination Company’s certificate of incorporation.

Response: The Company has revised the disclosure on page 65 of the Amended Registration Statement and deleted repetitive disclosure previously found on page 73 of the Registration Statement.

October 5, 2021

MCAP may face litigation and other risks as a result of the material weakness in its internal control over financial reporting..., page 74

12.	You refer here to MCAP’s material weakness in internal control over financial reporting. Further, we note from MCAP’s March 31, 2021 Form 10-Q that management identified a material weakness in internal controls over financial reporting related to the accounting for warrants issued in connection with the company’s initial public offering, which also resulted in ineffective disclosure controls and procedures as of the same date. Please include a separate risk factor addressing MCAP’s identified material weakness and discuss any remediation efforts taken so far including what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. To the extent such weakness has not yet been remediated, please explain how MCAP concluded that their disclosure controls and procedures were effective as of June 30, 2021.

Response: The Company has added disclosure beginning on page 81 of the Amended Registration Statement as requested. Please note, the Company’s conclusion that its disclosure controls and procedures were effective as of June 30, 2021 was an oversight. What should have been stated is the corrective steps implemented surrounding the Company’s disclosure controls and procedures thus far had been effective and that continued implementation of such corrective steps would continue into the third quarter.

Unaudited Pro Forma Condensed Combined Financial Information, page 77

13.	We note your discussion here of the no redemption and maximum redemption scenarios. Please explain further your statement that the actual results will be within the parameters described in the two scenarios, or revise as necessary. In this regard, the maximum scenario assumes only 13,742,000 shares of Class A ordinary shares are redeemed when, in fact, up to 28,208,093 shares are subject to redemption.

Response: The Company has removed the referenced statement, updated disclosure beginning on page 85 of the Amended Registration Statement to address the Staff’s comments and renamed the maximum redemption scenario to illustrative maximum redemption scenario. The Company has also amended the wording to explain that the illustrative maximum shown represents a situation with no cash shortfall.

Note 2. Basis of Pro Forma Presentation, page 88

14.	We note that your maximum redemption scenario is based on the maximum number of redemptions that may occur without a shortfall of cash while still satisfying the conditions to the Business Combination. We further note that MCAP has several alternatives to settle the cash shortfall should more than 13,742,000 public shares be redeemed. Please revise the notes to the pro forma financials to show the impact on the financial statements under the various options available to cover the cash shortfall should more than 13,742,000 shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.

Response: The Company has included a table within the notes to the pro forma financials showing the impact on the financial statements under the various options available to address the Staff’s comment, including beginning on page 95 of the Amended Registration Statement.

October 5, 2021

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 90

15.	Based on the description of pro forma balance sheet adjustments (h) and (i), it appears that the adjustments on the face of your pro forma balance sheet might be mislabeled. Please revise or advise.

Response: The Company has revised the labelling on the face of the pro forma balance sheet on page 87 of the Amended Registration Statement to address the Staff’s comments.

16.	Please revise to provide the amounts used to calculate the cash consideration and excess cash paid to existing AdTheorent Members reflected in adjustments (m) and (n). Also, revise Note 1 to provide a quantified breakdown of the aggregate transaction consideration in total and separately for cash and stock consideration.

Response: The Company has included a reconciliation for cash paid to shareholders in footnote (m) and (n) to address the Staff’s comment. The Company has included a sources and uses table on page 96 of the Amended Registration Statement, which summarizes the cash and stock consideration, to address the Staff’s comment. A subtotal has been included to show the aggregate consideration under each scenario.

Note 5. Earn-out, page 93

17.	We note that the estimated fair values of the earn-out for AdTheorent equity holders, MCAP shares held in escrow, and amounts issuable to holders of unvested employee stock options and units were determined using a Monte Carlo simulation model. Further, you state that such values are subject to change as additional information becomes available and additional analysis are performed. Considering the amount recognized for pro forma purposes is considerably less than the potential $95.0 million earn-out consideration, please revise to include a sensitivity analysis to show how your pro forma financials might be impacted under various simulation and valuation scenarios. Refer to Article 11-02(a)(10) of Regulation S-X.

Response: The Company has included a table on page 104 of the Amended Registration Statement within the notes to the pro forma financials showing a sensitivity analysis of the AdTheorent equityholder earn-out to address the Staff’s comment.

October 5, 2021

Proposal No. 1 - the Business Combination Proposal

The Background of the Business Combination, page 98

18.	You provide disclosure about the other potential acquisition targets considered by MCAP and Monroe Capital. Please disclose when you ceased discussions with the other potential targets to focus solely on AdTheorent.

Response: The Company has revised the disclosure on page 110 of the Amended Registration Statement as requested.

19.	Please expand your disclosure of the parties’ negotiations of the business combination and related agreements to discuss the terms and conditions of the final merger agreement, including the Aggregate Cash Consideration and Available Cash conditions, the determination of the final structure of the proposed transaction and the ultimate amount and form of consideration. As part of this discussion, disclose which party proposed a $950 million enterprise value of AdTheorent and why MCAP proposed reducing that value to $775 million.

Response: The Company has revised the disclosure beginning on page 110 of the Amended Registration Statement as requested.

Certain Historical and Prospective Financial Information Provided to the MCAP Board, page 105

20.	Please revise to disclose the material assumptions and estimates underlying the projected financial information and the limitations of the projections.

Response: The Company has revised the disclosure beginning on page 117 of the Amended Registration Statement as requested.

Interests of MCAP’s Directors and Officers in the Business Combination, page 108

21.	Please expand the conflicts of interest discussion so that it highlights and quantifies all material interests in the transaction held by the Sponsor and MCAP’s officers and directors and their affiliates. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company has revised the disclosure beginning on page 120 of the Amended Registration Statement as requested.

October 5, 2021

Material U.S. Federal Tax Considerations of the Redemption Rights and the Business Combination, page 124

22.	You indicate that named counsel is providing an opinion on the legal conclusions set forth in this section. However, it does not appear that counsel has opined on the material tax consequences for holders who exchange their AdTheorent Capital Stock for MCAP Common Stock and Post-Combination Company Warrants in the Business Combination. In this regard, it appears there is uncertainty as to the material tax consequences and that counsel is assuming the material tax consequence at issue -- that the Business Combination will be treated as a “reorganization” within the meaning of 368(a) of the Internal Revenue Code. If there is significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In that event, the company should provide summary and risk factor disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Sections III.C.3 and III.C.4 of CF Staff Legal Bulletin No. 19.

Response: The Company has revised the disclosure beginning on page 137 as requested.

Information About AdTheorent, page 154

23.	We note you present Adjusted EBITDA on page 155 and EBITDA on page 160 without presenting the related GAAP measure of net income with equal or greater prominence. Further, you discuss the percentage increase in adjusted EBITDA without providing similar disclosures for the comparable GAAP measure. Please revise. Refer to Question 102.10 of the Non-GAAP C&DIs and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company has revised the disclosure on pages 168 and 173 of the Amended Registration Statement as requested.

October 5, 2021

AdTheorent Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 169

24.	You state that you rely on both attracting new customers and expanding current customers’ usage of your platform to sustain and grow your business. Please tell us what measures you use to monitor your ability to retain and grow the usage of your existing customers and to obtain new customers. In this regard, we note you disclose active customers and high-spend clients throughout the filing. You also disclose that 69% of fiscal year 2020 revenue is generated from customers who have been with you since 2017 or earlier. If management uses these measures to evaluate your business and operations, please revise to include a quantified discussion of such metrics in M&DA for each period presented. Also, ensure you define how the metric is calculated, how management uses it, and include a discussion of any trends or fluctuations from period to period, including how such metrics impacted your revenue growth for each period presented. Refer to SEC Release No. 33-10751.

Response: The Company has removed the disclosure from the “AdTheorent Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, as AdTheorent does not use these measures to evaluate its business and operations. The disclosure in the “Information about AdTheorent” section has been retained to nonetheless provide investors information about AdTheorent’s customer base.

25.	We note your discussion of digital advertising impressions, including that you had over 20 billion impressions in fiscal year 2020 and that your platform assigned predictive scores to approximately 1 million digital ad impressions per second or 87 billion per day. Please revise to address how you track these digital advertising impressions in order to support the figures disclosed. To the extent you rely on this information as a key performance measure to evaluate your business or operations, please also revise to include appropriate disclosures to this effect.

Response: The Company has removed the disclosure from the “AdTheorent Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, as these metrics are not a key performance measure of the business. The Company has revised the disclosure in the “Information about AdTheorent” section to further explain how AdTheorent tracks these advertising impressions to support the figures disclosed.

Results of Operations, page 175

26.	While revenue increased only 0.5% between December 31, 2019 and 2020, we note that revenue from COVID-resistant industries increased 30% during this period. Additionally, we note revenue increased 57.8% for the six months ended June 30, 2020 compared to the same period in fiscal 2021. In an effort to balance your discussion regarding fluctuations in revenue and to provide more insight into any effect the pandemic had on revenue, please revise to quantify the negative impact that the COVID-19 pandemic had on revenue for each period presented. Additionally, clarify whether the significant increase in revenue for the periods ended June 30 was impacted by the pandemic (e.g., were 2020 quarterly revenues lower than usual due to COVID) or whether this was purely organic growth. Lastly, please provide quantification of all factors impacting revenue, both positively and negatively, for each period.

Response: The Company has revised the disclosure beginning on page 188 of the Amended Registration Statement as requested and respectfully submits that it is unable to quantify with precision the impact of the COVID-19 pandemic on revenue for each period presented.

October 5, 2021

Selected Quarterly Results of Operations, page 178

27.	Please revise to explain why you are presenting quarterly data for only the first two quarters of fiscal 2020 and 2021. Alternatively, consider revising to present quarterly data for all periods presented.

Response: The Company has revised the disclosure on page 192 of the Amended Registration Statement to provide quarterly data for additional periods as requested.

Liquidity and Capital Resources

Cash Flow Summary, page 184

28.	You state that AdTheorent’s accounts payable are often due on shorter cycles than its accounts receivable, requiring it to remit payments from its own funds and accept the risk of bad debt. Please disclose the typical payment terms of your customer sales. Also, tell us your days sales outstanding and days payable outstanding for each period presented, and consider disclosing such information along with a discussion of the underlying reasons for any significant changes in each measure and the impact on your liquidity. Refer to Item 303(a)(1) of Regulation S-K.

Response: The Company has revised the disclosure beginning on page 199 of the Amended Registration Statement as requested.

AdTheorent Holding Company, LLC and Subsidiaries Notes to Consolidated Financial Statements

October 5, 2021

3. Revenue Recognition, page F-47

29.	While we note direct access revenue is a new offering and that revenue is not yet material to your financial statements, please tell us how much revenue you recorded related to this revenue stream in each period presented. Further, consider revising to address whether you expect to grow this revenue stream in the future.

Response: The Company respectfully advises the Staff that Direct Access Revenue accounted for approximately $[***] and $[***] of revenues for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively. The Company advises the Staff that this amount is not material to the financial condition or results of operations of the Company and therefore is not required to be disclosed in the financial statements of the Company. The Company will continue to monitor the materiality of Direct Access Revenue and in the future, if material, will consider appropriate disclosures going forward.

General

30.	Please revise to disclose the deadline for submitting shareholder proposals for inclusion in the registrant’s proxy statement and form of proxy for the registrant’s next annual meeting, calculated in the manner provided in Rule 14a-8(e). Please also revise to disclose the date after which notice of a shareholder proposal submitted outside the processes of Rule 14a-8 is considered untimely. Refer to Rules 14a- 5(e)(1) and (2).

Response: The Company has added disclosure on page 262 of the Amended Registration Statement as requested.

*            *            *            *            *

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:         MCAP Acquisition Corporation

Theodore L. Koenig